UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DECISION OF EXTRAORDINARY SHAREHOLDER MEETING
Moscow, Russia — October 16, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that its extraordinary general shareholders’ meeting approved issuing of guarantee by Mechel OAO for performance of Mechel Group sellers’ obligations under the sale-purchase agreement (including but not limited to sellers’ warranties) to the buyer,
Yildirim Group. This guarantee is a condition precedent for the deal’s closure.
According to the sale-purchase agreement signed in July 2013, Mechel Group sells its 100% stake in Tikhvin Ferroalloys Plant and Voskhod Mining Plant. Mechel
Group’s companies act as formal sellers and an SPV within Yildirim Group acts as a buyer. The deal amounts to 425 million US dollars. The deal is due to be closed by the end of 2013.
Editor’s note:
Tikhvin Ferroalloy Plant – Located in Tikhvin, Leningrad Region, it is a modern enterprise of a capacity to produce up to 120,000 tonnes per annum of high-carbon ferrochrome used to produce stainless steel. As raw material, the plant uses the chrome ore concentrate produced at Voskhod mining plant.
Voskhod Mining Plant – Located in Khromtau, Kazakhstan, it includes a modern chrome ore mine and a beneficiation plant for further processing of the ore and producing chrome ore concentrate. Voskhod’s proved and probable reserves total
20 million tonnes of ore according to JORC standards.
Yildirim Group — a Turkey-based private diversified industrial group comprising enterprises from ten different industries in various countries. The Group is the owner of ETI KROM INC., Turkey’s largest producer of chrome ore as well as high-quality high-carbon ferrochrome, and of VARGÖN ALLOYS AB, one of the oldest ferrochrome plants in Sweden. The Group is the world’s largest hard lumpy chrome ore producer as well as the world’s second largest high-quality high-carbon ferrochrome producer.
***
Mechel OAO
Elena Andreyeva
Tel: +7 495 221-88-88
Elena.andreeva01@mechel.com
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor
provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements.
We refer you to the documents Mechel files from time to time with the U.S.
Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking
Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or
ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 16, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO